Mail Stop 6010

June 12, 2008

Kathy Ordoñez
President and Chief Executive Officer
Celera Corporation
1401 Harbor Bay Parkway
Alameda, CA 94502

      Re: **Celera Corporation**
                Amendment No. 4 to Registration Statement on Form S-1/A
                Filed on June 12, 2008
                File No. 333-149457

Dear Ms. Ordoñez:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Form S-1/A

Note 10 – Commitments, Contingencies, and Guarantees, page F-38

Legal Proceedings, page F-39

1. With respect to the letter from the National Institutes of Health, please provide the disclosures required under paragraph 10 of SFAS 5. More specifically, please disclose the amount of royalties that would be due on past sales.

Exhibit Index, page II-5

2. We note that you have incorporated by reference two exhibits – Exhibits 10.9 and 10.11 – which other companies have filed and for which we have granted confidential treatment. Please note that these two exhibits are considered to be incompletely filed due to the confidential treatment redactions. As you have made the determination that these two agreements are material and need be filed pursuant to Item 601 (b)(10) of Regulation S-K, please amend your registration statement to re-file these exhibits in their entirety without redactions, or file an application for confidential treatment of these exhibits in accordance with Rule 406.

Draft Opinion

3. Please refer to your draft opinion regarding tax matters. We note that tax counsel opines that the transaction will be tax fee to holders but there is substantial risk that it will not be tax free. In view of this uncertainty, tax counsel should expand its opinion to discuss the fact pattern that causes the tax free nature of the transaction to be in doubt, the two alternate non-tax-free possibilities for shareholders and the fact patterns that would cause each of the two non-tax free alternatives to occur. Corresponding language should be included in the disclosure of the tax effects and counsel's tax opinion on pages 39-41.

*   *   *

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William B. Sawch, Esq.
       Senior Vice President and General Counsel
       Applera Corporation
       301 Merritt 7
       Norwalk, Connecticut 06851

       Robert B. Pincus, Esq.
       Allison L. Land, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       One Rodney Square
       Wilmington, Delaware 19801